Mail Stop 3561

January 24, 2008

*By U.S. Mail and facsimile to (860) 665-3581*

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA  01105

>    **Re:    Northeast Utilities**
>    **Definitive 14A**
>    **Filed March 26, 2007**
>    **File No. 1-05324**

Dear Mr. Shivery:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc:    Kerry J. Kuhlman (via facsimile to (860) 665-5950)
       Vice President and Secretary